

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2011

<u>Via E-mail</u>
Mr. Barry Dahl
Chief Financial Officer
9604 Prototype Court
Reno, Nevada 89521

   Re: **Argonaut Gold, Inc.**
      Form 20-F for Fiscal Year Ended September 30, 2010
      Filed December 29, 2010
      File No. 0-52509

Dear Mr. Dahl:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

        Sincerely,

        /s/ W. Bradshaw Skinner

        W. Bradshaw Skinner
        Senior Assistant Chief Accountant